UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CoreSite Realty Corporation
(Name of Subject Company)

CoreSite Realty Corporation
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

21870Q105
(CUSIP Number of Class of Securities)

Jeffery S. Finnin
Chief Financial Officer
CoreSite Realty Corporation
1001 17th Street, Suite 500
Denver, CO 80202
(866) 777-2673

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Adam O. Emmerich
Zachary S. Podolsky
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by CoreSite Realty Corporation (the “Company”), a corporation organized under the laws of Maryland, with the Securities and Exchange Commission on November 29, 2021, relating to the tender offer by Appleseed Merger Sub LLC, a Maryland limited liability company (“Purchaser”) and a wholly owned subsidiary of Appleseed Holdco LLC, a Delaware limited liability company (“Holdco”) and a wholly owned subsidiary of American Tower Investments LLC, a California limited liability company (“Parent”) and a subsidiary of American Tower Corporation, a Delaware corporation (“American Tower”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”) at a price per Share of $170.00, without interest and subject to any applicable withholding taxes, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2021, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to update the disclosure to reflect the expected termination of employment of Steven Smith, Chief Revenue Officer of the Company, at the Company Merger Effective Time and the expected appointment of Juan A. Font as Senior Vice President, President - CoreSite as of the completion of the Mergers. Mr. Smith’s termination would constitute a termination without cause for purposes of the applicable severance arrangement and, in light of such termination, Mr. Smith’s Company equity awards would be treated as “Specified Awards” for purposes of the Merger Agreement, meaning that they would be cancelled at the Company Merger Effective Time and paid out based on the Merger Consideration. This Amendment No. 3 is also being filed to reflect the filing on December 16, 2021 of another complaint by a purported stockholder of the Company regarding the Mergers. The relevant updates are described in further detail below.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the second sentence of the first paragraph under the heading “Treatment of Equity Awards in the Mergers—Treatment of Company Restricted Stock Awards and Company Performance Stock Awards” on page 5 to read as follows:

“A “Specified Award” is (i) each Company Restricted Stock Award and Company Performance Stock Award held by Paul Szurek, Jeffrey Finnin, Derek McCandless and Steven Smith and (ii) one-fifth of each other outstanding Company Restricted Stock Award and Company Performance Stock Award (with such one-fifth deducted from the Shares underlying the Company Restricted Stock Awards and Company Performance Stock Awards commencing with the Shares that would otherwise vest on the latest applicable vesting date and continuing in reverse chronological order).”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as the second to last paragraph under the heading “Senior Management Severance Plan” on page 8:

“It has been agreed between American Tower and the Company that Mr. Smith’s employment will terminate at the Company Merger Effective Time and such termination will be treated as a termination without cause for purposes of the Senior Management Severance Plan.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the paragraph under the heading “American Tower Retention Awards” commencing on page 8 to read as follows:

“On or as soon as reasonably practicable following the Company Merger Effective Time, American Tower will grant each continuing employee who was an equity-eligible employee of the Company as of immediately prior to the Company Merger Effective Time (other than Messrs. Szurek, Finnin, McCandless and Smith) an award of that number of restricted stock units in respect of American Tower common stock (the “American Tower RSUs”) equal to (i) 50% of the product of (x) the number of Shares underlying such continuing employee’s aggregate unvested Company equity awards as of November 14, 2021 (determined, with respect to each Company Performance Stock Award, assuming achievement of performance at target) and (y) the Merger Consideration divided by (ii) the closing price of American Tower common stock on the NYSE on the date on which the Company Merger Effective Time occurs. The American Tower RSUs will be granted under, and will be subject to the terms and conditions of, American Tower’s equity incentive plan, and will vest ratably on each of the first four anniversaries of the grant date, subject to continued employment with the Company or one of its affiliates through each applicable vesting date. In addition, notwithstanding the terms of the Senior Management Severance Plan, the vesting of the American Tower RSUs will not accelerate on any termination of employment. The estimated value of the American Tower RSUs that will be granted to Mr. Warren is $1,298,290, and the estimated aggregate value of American Tower RSUs that will be granted to the four executive officers who are not named executive officers is $3,221,500.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the first sentence of the second paragraph under the heading “Quantification of Potential Payments and Benefits to the Company’s Named Executive Officers in Connection with the Transactions” on page 9 to read as follows:

“As described above under the section entitled “New Agreements between American Tower and Messrs. Finnin and McCandless,” each of Messrs. Finnin and McCandless may enter into new transition arrangements with American Tower that will become effective at the Company Merger Effective Time and, as described above under the section entitled “American Tower Retention Awards,” Mr. Warren is eligible to receive American Tower RSUs at or shortly following the Company Merger Effective Time.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the third sentence in footnote 2 to the table included under the heading “Quantification of Potential Payments and Benefits to the Company’s Named Executive Officers in Connection with the Transactions” on page 10 to read as follows:

“This accelerated vesting is a “single trigger” benefit under the terms of the Merger Agreement for Messrs. Szurek, Finnin, McCandless and Smith, and for Mr. Warren, it is partially a “single trigger” benefit under the terms of the Merger Agreement (with respect to 20% of his awards) and partially a “double trigger” benefit under the terms of the Senior Management Severance Plan (with respect to 80% of his awards).

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the paragraph under the heading “Future Arrangements” on page 11.

American Tower has announced that Juan A. Font, currently the Company’s Senior Vice President, General Management, will be appointed as Senior Vice President, President - CoreSite effective as of the completion of the Mergers. Certain continuing employees, including Mr. Font and other Company executive officers, may enter into new compensation arrangements with American Tower. Those arrangements may include, among other things, agreements regarding future terms of employment, the right to receive equity or equity-based awards of American Tower and/or to receive retention bonus awards. Any of these types of arrangements, other than those described above for Messrs. Finnin and McCandless and other than the American Tower RSUs described above, are currently expected to be entered into after the completion of the Offer and would not become effective until after the Mergers are completed. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all, and neither the Offer nor the Mergers are conditioned upon any executive officer or director of the Company entering into any agreement, arrangement or understanding with American Tower. For more information about certain of our executive officers’ new arrangements with American Tower, see “New Agreements between American Tower and Messrs. Finnin and McCandless” and “American Tower Retention Awards.”

Item 8.	ADDITIONAL INFORMATION.

In addition to the three lawsuits filed in connection with the Mergers that were disclosed in Amendment No. 1 (the O’Dell Complaint, the Ciccotelli Complaint, and the Schwartz Complaint) and the three lawsuits filed in connection with the Mergers that were disclosed in Amendment No. 2 (the Kubicek Complaint, the Kent Complaint and the Thompson Complaint), one additional lawsuit has been filed in connection with the Mergers, as disclosed below.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the first paragraph under the heading “Legal Proceedings” to read as follows:

“On November 30, 2021, a complaint was filed by a purported stockholder of the Company regarding the Mergers. The complaint, filed on an individual basis by the plaintiff in the United States District Court for the Southern District of New York, was captioned O’Dell v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-10156 (S.D.N.Y). That complaint was subsequently voluntarily dismissed and re-filed on December 3, 2021 by the same plaintiff in the United States District Court for the District of Delaware, and is captioned O’Dell v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-01709 (D. Del.) (the “O’Dell Complaint”). The O’Dell Complaint names as defendants the Company and each member of the Company Board. On December 2, 2021, another complaint was filed by a purported stockholder of the Company regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Ciccotelli v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-01702 (D. Del.) (the “Ciccotelli Complaint”). The Ciccotelli Complaint names as defendants the Company, the Partnership, each member of the Company Board, American Tower, Parent, Holdco, Purchaser and Op Merger Sub. On December 6, 2021, another complaint was filed by a purported stockholder of the Company regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Schwartz v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-10404 (S.D.N.Y.) (the “Schwartz Complaint”). The Schwartz Complaint names as defendants the Company and each member of the Company Board. On December 8, 2021, another complaint was filed by a purported stockholder of the Company regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Kubicek v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-03292 (D. Colo.) (the “Kubicek Complaint”). The Kubicek Complaint names as defendants the Company and each member of the Company Board. On December 8, 2021, another complaint was filed by a purported stockholder of the Company regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Kent v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-03294 (D. Colo.) (the “Kent Complaint”). The Kent Complaint names as defendants the Company and each member of the Company Board. On December 9, 2021, another complaint was filed by a purported stockholder of the Company regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Thompson v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-10521 (S.D.N.Y.) (the “Thompson Complaint”). The Thompson Complaint names as defendants the Company and each member of the Company Board. On December 16, 2021, another complaint was filed by a purported stockholder of the Company regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Waterman v. CoreSite Realty Corporation, et al., Case No. 2:21-cv-05478 (E.D. Pa.) (the “Waterman Complaint” and, together with the O’Dell Complaint, the Ciccotelli Complaint, the Schwartz Complaint, the Kubicek Complaint, the Kent Complaint and the Thompson Complaint, the “Complaints”). The Waterman Complaint names as defendants the Company and each member of the Company Board.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORESITE REALTY CORPORATION

Date: December 17, 2021	By:	/s/ Jeffrey S. Finnin
	Name:	Jeffrey S. Finnin
	Title:	Chief Financial Officer